Exhibit 99.14

THIS NRS RELATIONSHIP AGREEMENT is made on 20 March 2007 between:

        (1)   GET SA of 19 boulevard Malesherbes, 75008 Paris, France (GET SA); and

        (2)   Eurotunnel Group (UK) ple of UK Terminal, Ashford Road, Folkestone, Kent CT18 8XX, UK, whose effective place of management is 19 boulevard Malesherbes, 75008 Paris, France (the Issuer).

WHEREAS:

        (A)   The Issuer is proposing, at the request of GET SA, to issue notes redeemable in class A shares of GET SA (NRS).

        (B)   The NRS will be issued in two series and in several tranches, all as set out in Annex 1B of the Document de Base relating to, inter alia, the NRS, to be dated on or around 20 March 2007 and as will be amended in the Note d'Opération relating to, inter alia, the NRS, to be dated on or around 3 April 2007 (the Document de Base together with the Note d'Opération, the Prospectus).

        (C)  The final terms and conditions (Conditions) of the NRS will be set out in the Note d'Opération.

        (D)  The purpose of this Agreement is to set out (i) the mechanism for the issue of the NRS, (ii) the consideration for the issue of the NRS, (iii) the transfer by the Issuer of certain assets, including part of those received by it as consideration for the issue of the NRS (iv) the payment by GET SA to the Issuer of amounts to enable it to pay interest on the NRS and (v) the issue or delivery by GET SA of class A shares in GET SA (Class A Shares) or payment of cash amounts by GET SA, in each case upon redemption of the NRS in accordance with the Conditions.

1.     Definitions

        Words and expressions defined in the Conditions shall, save where the context otherwise requires, have the same meanings when used in this Agreement.

2.     Issue of the NRS and NRS Consideration

        2.1   In consideration for the undertakings of GET SA set out in this Agreement, the Issuer agrees to issue the NRS in the amount and form and to the persons contemplated in the Prospectus.

        2.2   Such issue will be at such time as is requested by GET SA and is expected to be on or around 25 June 2007 (Closing).

        2.3   In consideration, inter alia, for such issue of the NRS, GET SA will, or will procure that creditors of the Eurotunnel Group will, in accordance with the Safeguard Plan and the decisions of the Commercial Court of Paris dated 15 January 2007 and any subsequent decisions of the Commercial Court of Paris relating to the same subject matter, transfer to the Issuer (or to its order) the following (NRS Consideration):

          (a)   Tier 3 indebtedness in the amount of €1,439,379,769 and £790,690,379 pursuant to loan agreements dated 4 November 1987, as amended and restated on 11 July 2002 and as amended by an amendment agreement dated 12 June 2003 between, inter alia, France Manche SA and Eurotunnel Finance Ltd; and

          (b)   notes in the principal amount of €1,499,582,803 and £858,282,000 issued by France Manche SA and Eurotunnel Finance Ltd respectively;

        2.4   The NRS shall be issued by the Issuer in the form of a permanent global note which shall be delivered at Closing to a central depositary on behalf of Euroclear France SA for credit to such underlying accounts as GET SA may direct.

3.     Transfer of part of the NRS Consideration to GET SA

        3.1   Upon Closing, the Issuer shall transfer or assign to GET SA all of its right, title and interest in such part of the NRS Consideration with an aggregate nominal amount of 200,000,000 euros (the Transferred NRS Consideration) as shall be determined by the parties.

        3.2   The consideration (the Transfer Consideration) for the transfer or assignment by the Issuer to GET SA of the Transferred NRS Consideration pursuant to clause 3.1 shall be an amount equal to 200,000,000 euros.

        3.3   The Transfer Consideration shall not be paid by GET SA to the Issuer at Closing but shall be left outstanding as a loan (NRS Loan) owed by GET SA to the Issuer.

        3.4   The NRS Loan shall be subordinated in accordance with clause 5, bear interest in accordance with clause 6 and shall be repayable in accordance with clause 7.

4.     Transfer of Additional Consideration

        If the amount of the Transferred NRS Consideration, the Transfer Consideration and the NRS Loan referred to above is not sufficient to (i) allow the issue of all of the Redemption Shares to be issued by GET SA upon redemption of all of the NRS, (ii) pay, together with other income of the Issuer, the amount of Interest and Deferred Interest (if any) on the NRS and/or (iii) pay, together with other income of the Issuer, the amount payable in cash upon redemption of the NRS II in cash as calculated in accordance with the Conditions (as the case may be), the Issuer will, or will procure that members of the Eurotunnel Group will sell to GET SA (or to its order) such number of shares of Eurotunnel SA and Eurotunnel PLC that are necessary to increase the amount of the Transferred NRS Consideration. Transfer Consideration and NRS Loan so that such amounts are sufficient to carry out the transactions referred to in (i), (ii) and (iii) of this clause 4.

5.     Subordination of the NRS Loan

        5.1   The obligations of GET SA under the NRS Loan shall be subordinated to all Senior Creditors to the extent that in a winding up or liquidation of GET SA, the NRS Loan shall not be repayable by GET SA save and to the extent that all Senior Creditors of GET SA have been repaid in full.

        5.2   For the purpose of this clause 4, Senior Creditors means all unsubordinated creditors of GET SA and all other creditors of GET SA other than those creditors whose claims against GET SA rank or are expressed to rank pari passu with or junior to the obligations of GET SA to the Issuer under this Agreement.

6.     Interest on the NRS Loan

        GET SA shall pay interest on the NRS Loan to the Issuer in the amount and at the times that Interest or Deferred Interest is payable to NRS Holders under the Conditions.

7.     Repayment or Satisfaction of the NRS Loan

        7.1   The NRS Loan shall be repaid or satisfied in the following circumstances and manner:

          (a)   upon redemption of the NRS in accordance with the Conditions, by the delivery by GET SA to the Issuer or to the holders of NRS being so redeemed of the number of Redemption Shares due to them as calculated in accordance with the Conditions;

          (b)   upon redemption of the NRS II in accordance with their Condition, by the payment by GET SA to the Issuer or to the holders of NRS being so redeemed of the cash amount due to them as calculated in accordance with the Conditions.

        7.2   Such delivery of Redemption Shares in accordance with clause 7.1(a) or payment in accordance with clause 7.1(b) shall discharge the NRS Loan on a pro rata basis by reference to (i) the aggregated nominal amount of NRS redeemed compared to the aggregate nominal amount of NRS outstanding immediately before such redemption and (ii) the aggregate nominal amount of the NRS Loan outstanding immediately before such redemption.

        7.3   The NRS Loan shall, subject to clause 5, be repayable by GET SA in the event of its winding up or liquidation, but save as aforesaid, shall only be repayable by GET SA in the circumstances and the manner specified in this clause 7.

        7.4   Upon the redemption of all of the NRS in Redemption Shares and/or cash (as the case may be) and following the payment of all Interest and Deferred Interest (if any). GET SA shall be released from any amounts outstanding under the NRS Loan.

8.     Dividend Stopper

        GET SA undertakes to the Issuer that for such times as there is Deferred Interest outstanding under any NRS, GET SA will not pay any dividend on any of its issued share capital.

9.     Further Provisions

        9.1   This Agreement set out the entire agreement and understanding between the parties in respect of its subject matter.

        9.2   This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which is an original, but all of which together constitutes one and the same instrument.

        9.3   The parties agree to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as either party may reasonably require, whether on or after closing, to implement and/or give effect to this Agreement and the transaction contemplated by it.

        9.4   If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this agreement but without invalidating any of the remaining provisions of this Agreement. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

        9.5   No variation of this agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression "variation" shall include any variation, supplement, deletion or replacement however effected.

        9.6   A person who is not a party to this Agreement shall have no rights under the contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

        9.7   This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, English Law. All parties agree that the Courts of England are to have exclusive jurisdiction to settle any dispute (including claims for set-off and counterclaim) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by this Agreement or otherwise arising in connection with this Agreement and for such purposes irrevocably submit to the jurisdiction of the English Courts.

In witness whereof this agreement has been signed by and on behalf of the parties on the day and year first before written.

/s/ JACQUES GOUNON Jacques Gounon	/s/ JACQUES GOUNON Jacques Gounon
GET SA	Eurotunnel Group UK plc.